

Lisa Nelson · 3rd

I Stand with Ukraine | Board Director | Advisor | Edmund Hillary Fellow

Seattle, Washington, United States · Contact info

500+ connections

Experience

Member Board Of Directors
Astra
Aug 2021 - Present · 8 mos

Astra's mission is to Improve Life on Earth from Space™ by creating a healthier and more connected planet. Founded in 2016, Astra was the fastest privately-funded company in history to reach space. NASDAQ: ASTR

Member Board Of Directors
Seattle Bank
Oct 2021 - Present · 6 mos

Seattle Bank is a boutique bank focused on the needs of individuals, families, businesses, and community organizations in the Pacific Northwest.

Member Of The Board Of Advisors
Brooks Running
Jan 2021 - Present · 1 yr 3 mos

We do one thing at Brooks. We make the best running gear in the world. Nothing more. Nothing less. Every design and engineering choice is informed by runners' needs and the running experiences they crave. Brooks is a Berkshire Hathaway company.

Member Board Of Directors
DNA Seattle
Jun 2021 - Present · 10 mos

DNA is an independent creative agency recently named Small Ad Agency of 2021 by Ad Age.

Advisor
Movac
Jun 2020 - Present · 1 yr 10 mos

Movac is New Zealand's most experienced technology investor, actively investing since 1998. Currently investing out of Fund 5, covering seed through to Series C funding for New Zealand technology companies.

Show all 19 experiences →

Education

University of Washington
Bachelor of Arts, Business Administration, Finance and Statistics